EXHIBIT 11.2

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands, except ratios)

Three Months Ended March 31, 2006
Net income from continuing operations, less preferred distributions	$15,285
Interest expense (excludes amortization of deferred financing fees)	37,125
Earnings before debt service	$52,410

Interest expense (excludes amortization of deferred financing fees)	$37,125
Recurring principal amortization	1,808
Total debt service	$38,933

Ratio of earnings to debt service	1.35